Yantai Dahua Holdings Company Limited

East of Muping, Yantai, Shandong, People’s Republic of China

September 13, 2007

Mr. Daniel L. Gordon

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC20549

Re:

Yantai Dahua Holdings Company Limited

Amendment No. 2 to Form 20-F for the period ended December 31, 2006

Filed July 30, 2007

File No. 0-50184

Dear Mr. Gordon,

This letter is to respond to the Staff’s comment letter, dated August 2, 2007, relating to our Company’s Amendment No. 2 to Form 20-F for the period ended December 31, 2006 filed on July 30, 2007.

Our Company has responded to the Staff’s comments either by revising the Form 20-F to comply with the comment or providing supplemental information as requested. Accordingly, we have enclosed herewith the Amendment on Form 20-F which has been filed today.

The following are our responses to the Staff’s comments.  The numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference.

General

1.

Your revisions in response to prior comment 2 represent a restatement of your financial statements.  Please file an amendment to your Form 20-F that identifies the financial statements as restated and includes an explanatory footnote.  Also, the amended 20-F should include an updated report from the independent registered accounting firm.

The financial statements have been labeled as restated on the Amendment No. 3 to Form 20-F. An explanatory footnote #14 has been added.  Also, an updated report from the independent registered accounting firm is included.

Yantai Dahua Holdings Company Limited

East of Muping, Yantai, Shandong, People’s Republic of China

Consolidated Statements of Cash Flows, page F-6

2.

We note that in your restated statements of cash flows the net effect of amounts due from related parties was also reclassified as financing activities.  Since amounts due from related parties would not constitute financing activities of the registrant please return this line item to operating activities in your amended Form 20-F.

As requested by the Staff, the Company has revised the Form 20-F accordingly. The financial statements have also been revised. See the amended Form 20-F included in annex A attached hereto.

The Company acknowledges that:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me or our attorney Ms Cletha Walstrand at 1322 W. Pachua Circle, Invins, UT 84728; telephone: (435) 688-7317; fax: (435) 688-7318.

Sincerely,

/s Tang Yuxiang

TANG Yuxiang

Chief Executive Officer

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